June 28, 2005

Via Email
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Stephen Krikorian, Branch Chief - Accounting

Re:	IQ Biometrix, Inc. Registration Statement on Form S-4 File No. 333-124027

Dear Mr. Krikorian:

This letter responds to oral requests from you today regarding A) IQB valuation of $40 million at the announcement of the merger with Wherify, B) Role of IQB’s business in the combined company, and C) Value of intangible assets.

A. IQB Valuation. Immediately prior to the announcement of the proposed merger of Wherify Wireless, Inc. (“Wherify”) and IQ Biometrix, Inc. (“IQB”), IQB’s market capitalization was approximately $40 million. The Securities and Exchange Commission (the “Commission”) has asked IQB to provide the Commission with any documentation or information that was publicly available to the market and upon which the market may have relied for such valuation.

It is important to note that IQB’s common stock is thinly traded on the Over-the-Counter Bulletin Board. Furthermore, no market analyst currently or during the period prior to the announcement of the merger follows or reports on IQB. Historically, IQB’s common stock price has experienced and continues to experience significant price fluctuations for reasons that are frequently not obvious to IQB. Notwithstanding the foregoing, below are factors that were publicly available to the market at or prior to the announcement of the merger.

1.  Strong Performers in Technology Sector:  We believe that our share price was influenced by federal announcements which could have been perceived to provide positive opportunities for the IQB and for other companies providing technologies relevant to law enforcement and domestic security.

For example, the Department of Homeland Security announced on Feb 2/04 that its FY 2005 budget would be $40.2 billion, representing an almost a 10% increase above the  FY 2004 budget. Further, a Mar 30/04 announcement from the Department confirmed that more than $3 billion was being awarded to state and local governments to help first responders across the nation better protect their communities.

We believe that these announcements contributed to sizeable gains that were also experienced by other identification solutions providers such as Identix and Viisage.

The rising tide impact of investor interest in this industry sector would have particular significance for IQB given its Apr 12/04 news release announcing a major purchase of IQB technology by the Department of Defence for training US and international miltary specialists.

2. Acquisition Strategy. Beginning in late 2003, IQB, in its public filings, announced that it was actively seeking out acquisition and partnering prospects that would complement its existing product offerings, augment its market coverage, or enhance its technological capabilities. On April 1, 2004, IQB reiterated this strategy in its Quarterly Report on Form 10-QSB and in a Registration Statement on Form SB-2. In addition, IQB reported an increased in spending for legal and investment banking services related to IQB’s execution of this strategy.

3. Improving Revenue. In August 2003, IQB released FACES 4.0, the next generation of its biometric product. As a result, over the next year, IQB experienced significant increase in revenues from the sale of its next generation product. In its Quarterly Report on Form 10-QSB filed April 1, 2004, IQB reported that revenues for the six months ended December 31, 2003 increased 181%.

B. Role of IQB’s Business in Combined Company. The Commission has also asked whether IQB’s Board had any discussions or whether any presentations had been made to the Board, at or around the announcement of the merger, regarding the role of IQB’s business after the completion of the merger.

In evaluating whether to approve the merger, IQB’s Board considered a variety of factors, including the strategic objectives of IQB and Wherify before and after giving effect to the Merger. At the time of the announcement of the merger, both IQB and Wherify believed that the contribution of Wherify’s business to the combined company was substantially more than that of IQB. However, at that time, Wherify agreed that William Scigliano would become Chairman of the combined company and that he would lead the government contracts division to pursue opportunities for both Wherify and IQB in law enforcement and other governmental agencies, including continued sales of the FACES software. In addition, Mr. Scigliano would also conduct with the new Board of Directors (post merger) an analysis of the FACES product and technology requirements. We believe the FACES software requires an infusion of substantial resources to update the existing code which has been written over the past few years in an antiquated language. However, in the months subsequent to the announcement of the merger, the failure to generate significant growth in FACES revenue or to resolve the challenges of ensuring ongoing development of the software has led management of both companies to deliberate further on the question of whether the business of IQB should be continued by the merged company. The new Board of Directors will use this analysis to determine what to do with the with IQB’s FACES business.

C. Value of Intangible Assets. The Commission has asked what evaluation or valuation was undertaken by IQB with respect to its intangible assets prior to the merger announcement, including whether IQB undertook any formal valuation of its intangible assets.

Based on the correspondence from the SEC over the last few weeks regarding IQB’s business and the proposed write off of the goodwill at the time of the merger, we have re-evaluated our position and changed our proposed estimate of the goodwill allocation that would be recorded at the completion of the merger.

The purchase price for the Form S-4/A discussion is the value of the IQB stock as of the date of the original merger announcement left with the IQB shareholders at the conclusion of the merger. The purchase price actually recorded will be the price as of the closing date to be determined. At that time, any identifiable intangible assets will be separately valued, with the remainder allocated to goodwill. We are proposing that the full calculated value ($40 million at announcement date) be recorded as goodwill and other intangible assets in the Form S-4/A pro forma schedules.

After closing the merger, we will determine the allocation of the final purchase price to these intangible items.

We trust that you will find the foregoing responsive to the comments of the Staff Comments or questions regarding this letter or the Registration Statement may be directed to the undersigned or Don Reinke at 510.466.6899.

Sincerely,

/s/ William Scigliano

William Scigliano,
Chief Executive Officer

cc:	Don Reinke Reed Smith, LLP